Filed by Grey Wolf, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Basic Energy Services, Inc.
Commission File No. 1-32693
Subject Company: Horsepower Holdings, Inc.
Grey Wolf and Basic Energy Services Merger of Equals April 2008

Forward-Looking Statements The Company may make statements herein that are "forward- looking statements" as defined by the Securities and Exchange Commission (the "SEC"). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf, Inc. ("Grey Wolf") and Basic Energy Services, Inc. ("Basic Energy Services"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, the Company does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Management Representatives Tom Richards - Chairman, President and CEO David Crowley - EVP and COO Ken Huseman - President and CEO Alan Krenek - SVP and CFO

Creation of a Diversified Service Provider

Compelling Strategic and Financial Combination Exposure to full spectrum of the drilling and production cycle Expanded reach in U.S. Lower 48 and Mexico Overlapping market presence in key operating areas Combined high quality asset base Best in-class management team and workforce Enhanced size and scale Transaction accretive to earnings and cash flow per share Return of capital to all shareholders Continued financial flexibility to pursue growth opportunities Financial Strategic

A Merger of Equals Name Economics Cash Payment Grey Wolf, Inc. Grey Wolf 0.2500 shares in Newco / Grey Wolf share $1.82 in cash / Grey Wolf share Basic Energy Services 0.9195 shares in Newco / Basic share $6.70 in cash / Basic share $600 million pro rata to both companies' shareholders Pro Forma Ownership Board Representatives Grey Wolf 54%; Basic Energy Services 46% 5 Grey Wolf; 4 Basic Energy Services Leadership Team Tom Richards, Chairman Ken Huseman, CEO David Crowley, President and COO Alan Krenek, Executive Vice President and CFO Expected Closing Date 3Q 2008

Overview of Merger Partners Assets / Services 2007 Revenue - $907 million 2007 Revenue - $877 million Contract Drilling 112 domestic daywork rigs 7 domestic turnkey rigs 2 international rigs 68 Domestic Trucks Regions Revenue Mix 2007 Revenue - $907 million 2007 Revenue - $877 million Well Servicing 395 rigs, 9 drilling rigs Fluid Services 648 trucks, 1,700 tanks, 53 disposal wells Well site construction Completion & Remedial Services Pressure pumping, cased-hole wireline units, under balanced drilling spreads, rental and fishing tool South TX 28 Gulf Coast 26 Ark-La-Tex 22 Mid-Cont 13 Rockies 10 Mexico 1

Mexico 1% Completion and Remedial Services 13% Increased Size and Scope Grey Wolf Basic Pro Forma Equity Market Cap1 $1,374 $1,090 $1,958 Net Debt 26 332 958 Enterprise Value2 $1,401 $1,421 $2,916 Shares of Combined Company (mm) 45 39 85 Revenue - FYE 12/31/07 $907 $877 $1,784 EBITDA - FYE 12/31/07 363 259 6323 1 Market capitalization is calculated by multiplying the diluted shares outstanding by the closing market price on April 18, 2008 2 Enterprise value is the market capitalization plus net debt. 3 Pro forma EBITDA inclusive of $10 million estimated synergies Pro Forma Geographic Revenue Split Pro Forma Segment Revenue Split Contract Drilling 53% Gulf Coast 13% South TX 20%

# Sharing a Vision of Growth Through Acquisitions

## Grey Wolf


Mesa Drilling
Diamond Onshore
Fluornoy Drilling
Grey Wolf Drilling Co.
Justiss Drilling Co.
Murco Drilling
Coastal Drilling
New Patriot Drilling
Rex Drilling

## Basic Energy Services


New Force Services
PWI, Inc.
FESCO Holdings First Energy Services
MD Well Service
Oilwell Fracturing Services
LeBus Oil Field Service
G&L Tool
Chaparral Service
Davis Tools
JetStar Consolidated Holdings
Sledge Drilling
Wildhorse Services

8

Servicing Entire Life-Cycle of the Well Phases Contract Drilling Contract Drilling Well Servicing Fluid Services Completion & Remedial Services Well-Site Services

Diversified Sources of Revenue Commodity Mix Geographic Spread Customer Base Range of Services Pro Forma Pro Forma Pro Forma Pro Forma

Division Amount 1998-2007 130 0.003308 1988-1997 2 0.000051 1978-1987 144 0.37 Before 1978 36 0.09 Refurbished since 2000 81 0.002061 Grey Wolf Drilling Rigs (horsepower) Basic Workover Rigs1 Strong Asset Quality 1998 - 20072 1978 - 19872 Before 1978 2 Remanufactured since 2000 1988 - 19972 <1,000hp 25 rigs 2,000+hp 30 rigs 1,000 to 1,999hp 68 rigs 8 newbuilds in 2006-2007 2 currently under construction 78 electric, 31 mechanical and 14 trailer-mounted 1 Based on workover rigs as of March 31, 2008. 2 Excludes rigs that have been remanufactured since 2000. 115 newbuilds since 2004; 19 newbuilds remain to be delivered in 2008 At 3/31/08, over 50% of workover fleet was comprised of rigs with year models of 2000 or newer and rigs remanufactured since 2000

Complementary Geographic Footprint Ark-La-Tex Mid Continent Rockies Gulf Coast International (Mexico) Grey Wolf's drilling operations are located in the U.S. lower 48 where 75% of gas was produced in 2006 Grey Wolf has the #1 position in the Gulf Coast and #2 position in South Texas and Ark-La-Tex Basic operates in areas comprising of: Over 500,000 existing oil and gas wells and More than 60% of existing Lower 48 production and new well drilling activity Basic has the #2 position in South Texas, Permian Basin, Mid-Continent, Ark-La-Tex and #4 position in the Rockies Sources: EIA, TX RR Commission, RigData South Texas Permian Drilling rigs Workover rigs Rental and fishing Fluid services Pressure pumping

Platform for Future Growth Includes drilling rigs of 500hp or greater. Source: Rig Data and Land Rig Newsletter as of March 2008 Basic co-sponsored survey capturing rigs owned by AESC members as well as other rigs owned by E&P companies. Study by Energy Sector Analytics, LLC U.S. Land Drilling Rig Share1 U.S. Workover Rig Share2 KEG 0.32 NBR 0.2 BAS 0.13 CPX 0.08 Others 0.27 Key 27% Nabors 16% Basic 13% 3,477 Rigs Complete 8% Ownership consists of 141 companies Patterson-UTI 18% Nabors 17% H&P 9% Grey Wolf 6% Unit 6% 1,920 Rigs Ownership consists of 195 companies

Blue-Chip Customer Bases No customer will represent more than 4% of the pro forma company revenue Significant opportunities for cross-selling of complementary services to both sets of customers Grey Wolf Basic Energy Services Ballard Exploration

Strong Operating Fundamentals Basic Well Servicing Rig Hourly Rates Grey Wolf Drilling Rig Dayrates Source: Bloomberg, Company Data

Review of Committed Financing Plan No required redemption for Grey Wolf convertible notes or Basic 7.125% notes Under proposed structure Basic 7.125% notes become senior secured upon funding Both Basic and Grey Wolf currently have corporate ratings of Ba3/BB- with stable outlooks

Track Record of Strong Financial Returns Revenue Cash Flow From Operations

Track Record of Strong Financial Returns 2007 Return on Capital Employed1 ROCE defined as (Net Income + After-Tax Interest Expense) / (Total Debt + Stockholders Equity - Cash)

Conclusions Exposure to full spectrum of the drilling and production cycle Expanded reach in U.S. Lower 48 and Mexico Overlapping market presence in key operating areas Combined high quality asset base Best in-class management team and workforce Enhanced size and scale Transaction accretive to earnings and cash flow per share Return of capital to all shareholders Continued financial flexibility to pursue growth opportunities Financial Strategic

Additional Information and Where to Find It In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. ("Holdings"), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC's web site at www.sec.gov, Basic Energy Service's web site at www.basicenergyservices.com, and Grey Wolf's web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100. Participants in the Solicitation Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf's proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.